Exhibit 99.1

Azure Power fully commissions its 90 MW solar power project in Assam

New Delhi, Monday, 2 May 2022: Azure Power (NYSE: AZRE), a leading sustainable energy solutions provider and renewable power producer in India, announced that it has successfully commissioned its 90 MW solar power project in Assam, the largest in the state. The 90 MW capacity is spread across four districts in the state – Udalguri, Kamrup, Nagaon, and Cachar. The project was commissioned in phases, with the final 25 MW commissioned in Cachar. The power generated by the plant is being supplied to Assam Power Distribution Company Limited under a long term 25-year PPA at a tariff of INR 3.34 (~US 4.4 cents) per KWh.

Following this commissioning, Azure Power now has an operational capacity of over 2,900 MW of high-performing renewable energy assets in India.

“We are extremely proud of all our teams, especially those at the site. They have displayed tremendous dedication, and tenacity in the face of considerable execution challenges. The project will go a long way in meeting India’s clean energy objectives,” said Pawan Kumar Agrawal, CFO, Azure Power.

“Government of Assam has the vision to transform Assam into a sustainably developed state by 2030. Our project is a step forward in fulfilling this vision of the Government. In addition to meeting sustainability targets of the state, our project will also help in creating sustainable ecosystem by generating employment and revenue opportunities for local population,” added Pawan.

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

We also partner with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Exhibit 99.1

ir@azurepower.com

Media Contact

pr@azurepower.com